Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

TELUS International (Cda) Inc. (“TELUS Digital”)

510 West Georgia St., Floor 5

Vancouver, British Columbia

V6B 0M3

Item 2:	Date of Material Change

October 31, 2025

Item 3:	News Release

A joint news release announcing the material change referred to in this report was disseminated by TELUS Digital and TELUS Corporation (“TELUS”) by Business Wire and PR Newswire on October 31, 2025. A copy of the news release is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

On October 31, 2025, TELUS Digital completed the previously announced arrangement involving TELUS Digital and TELUS, pursuant to which TELUS acquired all of the issued and outstanding multiple voting shares and subordinate voting shares of TELUS Digital that it and its affiliates did not already own by way of a court approved plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”).

Item 5.1:	Full Description of Material Change

In accordance with the Arrangement, holders of TELUS Digital subordinate voting shares and multiple voting shares (other than TELUS and its affiliates), received, at their election, for each share of TELUS Digital held, (i) US$4.50 in cash, (ii) 0.273 of a TELUS common share, or (iii) a combination of US$2.25 in cash and 0.136 of a TELUS common share.

The Arrangement required (i) the approval of at least 66⅔% of the votes cast by holders of multiple voting shares and subordinate voting shares of TELUS Digital present or represented by proxy and entitled to vote at a special meeting of the shareholders of TELUS Digital held on October 27, 2025 (the “Meeting”), voting as a single class, and (ii) the approval of a simple majority of the votes cast by holders of subordinate voting shares of TELUS Digital present or represented by proxy and entitled to vote at the Meeting (such holders, the “Minority Shareholders”) (excluding TELUS and its directors, senior officers and affiliates and any other subordinate voting shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions). The Arrangement was exempt from the requirement to obtain minority approval of the holders of multiple voting shares because TELUS and its affiliates beneficially owned, in the aggregate, 90% or more of the outstanding multiple voting shares. The Arrangement was approved by shareholders of TELUS Digital at the Meeting, with 99.99% of the votes cast at the Meeting being voted in favour. The Arrangement was also approved by 99.78% of votes cast at the Meeting by the Minority Shareholders.

A final order was granted by the Supreme Court of British Columbia on October 29, 2025 approving the Arrangement and on October 31, 2025, TELUS Digital and TELUS announced that the Arrangement was completed.

The subordinate voting shares are expected to be delisted from both the Toronto Stock Exchange and the New York Stock Exchange at the close of markets on or about November 4, 2025 and November 10, 2025, respectively. TELUS Digital has applied to cease to be a reporting issuer under applicable Canadian securities laws in each jurisdiction in which it is currently a reporting issuer and will de-register the subordinate voting shares under the Securities Exchange Act of 1934, as amended.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

The name and business telephone number of the officer of TELUS Digital who can answer questions regarding this material change report is as follows:

Michel Belec

Chief Legal Officer and Corporate Secretary

Phone: (604) 695 - 6400

Item 9:	Date of Report

October 31, 2025